Exhibit 99.1

GasLog Ltd. Takes Delivery of the GasLog Windsor Newbuilding and GasLog Ltd. and GasLog Partners LP Provide Business Update

Piraeus, Greece, April 2, 2020

Delivery of the GasLog Windsor

GasLog Ltd. (“GasLog” or “the Company”) (NYSE: GLOG) yesterday took delivery of the GasLog Windsor, a 180,000 cubic meter cargo capacity LNG carrier with X-DF propulsion and Mark III Flex containment system. Despite the industrial disruption in South Korea caused by the COVID-19 outbreak, the vessel was delivered on time and on budget. It will immediately commence a seven-year charter with a wholly owned subsidiary of Centrica plc.

Operational Update

GasLog and GasLog Partners LP (“GasLog Partners” or the “Partnership” and together with GasLog, the “Group”) (NYSE: GLOP) remain focused on securing the health and safety of their employees whilst ensuring safe and reliable operations for their customers and the global natural gas supply chain. To date, there have been no known cases of COVID-19 infection amongst the Group’s sea-going or shore-based personnel. During the first quarter, extensive measures were taken to limit the impact of COVID-19 on GasLog’s and GasLog Partners’ business. These have included:

•                  Establishing a dedicated COVID-19 task force to implement and constantly review and amend the Group’s business continuity plan as required;

•                  Instituting a world-wide work from home policy for all onshore employees; and

•                  Developing strict guidelines restricting access to all vessels and suspending shore leave and all crew changes for 30 days from mid-March.

These measures, combined with the dedication of employees both onshore and onboard the Group’s vessels, have delivered fleet availability of close to 100%. It has also allowed GasLog and GasLog Partners to accelerate opportunistically their dry-docking schedules during the slowdown of LNG trade in February and March. Four dry-dockings will have completed by mid-April, all of which are expected to be on time and within budget, including the installation of ballast water treatment systems.

Commercial Update

•                  The charter parties for all of the Group’s term-chartered vessels remain in effect with revenues as per the contract terms;

•                  During the first quarter of 2020, the Group’s tri-fuel diesel electric vessels operating in the spot and short-term market delivered time charter equivalent earnings of c.$44,000/day;

•                  Presently, all of the Group’s vessels operating in the spot and short-term market that are not undergoing dry-dockings are on charters through to at least May. There has been a marked increase in activity in the spot and short-term market in recent weeks, primarily driven by a resumption in industrial activity in China. As a result, the Company expects to secure additional employment for its vessels ahead of the conclusion of their current fixtures.

•                  On March 26th, 2020, the Greek utility company Gastrade S.A (20% owned by GasLog) announced the successful conclusion of the binding phase of the market test for reservation of capacity at the floating LNG terminal being developed at Alexandroupolis in northern Greece. This reservation of 2.6 billion cubic meters of capacity for periods out to 15 years represents a key milestone for the project.

Paul Wogan, Chief Executive Officer of GasLog, stated “Against a backdrop of unprecedented global uncertainty, I am very proud of the dedication of all our employees, whose health and safety remains our first priority. The COVID-19 outbreak has presented many challenges to our business, and I have been deeply impressed with how our people have risen to these and maintained the highest standards of customer service. I especially thank our seafarers for their commitment and professionalism while apart from their families and friends.

I am also delighted that, through working closely with our partners at Samsung, we have taken delivery as planned of the GasLog Windsor which immediately delivered into an attractive seven-year charter to Centrica. This vessel is the first of seven newbuildings due to deliver by the third quarter of 2021, representing $145 million of additional aggregate EBITDA. On a fully delivered basis, 60% of GasLog’s directly owned fleet will be modern X-DF vessels on multi-year term charters.”

Contacts:

Philip Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 19 (13 on the water and six on order) are owned by GasLog, one has been sold to a subsidiary of Mitsui & Co., Ltd. and leased back to GasLog under a long-term bareboat charter and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                 general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•                 fluctuations in charter hire rates, vessel utilization and vessel values;

•                 increased exposure to the spot market and fluctuations in spot charter rates;

•                 our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•                 changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                 number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                 planned capital expenditures and availability of capital resources to fund capital expenditures;

•                 our ability to maintain long term relationships and enter into time charters with new and existing customers;

•                 fluctuations in prices for crude oil, petroleum products and natural gas;

•                 changes in the ownership of our charterers;

•                 our customers’ performance of their obligations under our time charters and other contracts;

•                 our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•                 our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                 future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                 the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•                 fluctuations in currencies and interest rates;

•                 the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                 risks inherent in ship operation, including the discharge of pollutants;

•                 the impact of environmental liabilities on us and the shipping industry, including climate change;

•                 our ability to retain key employees and the availability of skilled labor, ship crews and management;

•                 potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

•                 potential liability from future litigation;

•                 any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and

•                 other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 6, 2020 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.